Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

July 25, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Kathryn McHale

Erin Purnell

Re:                             Brookline Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 11, 2011
File No. 333-174731

Ladies and Gentlemen:

This letter is submitted on behalf of Brookline Bancorp, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter of July 20, 2011 (the “Comment Letter”) to Paul R. Bechet, Senior Vice President and Chief Financial Officer of the Company, regarding Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed July 11, 2011 (the “Amended Registration Statement”).  The Company is concurrently filing Pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.  For your convenience, we will supplementally provide the Staff via overnight courier with four (4) copies of Amendment No. 2, which has been marked to show the changes to the Amended Registration Statement.  Please note that the Company has included certain changes to the Amended Registration Statement other than those in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company and Bancorp Rhode Island, Inc. (“BancorpRI”).

Risk Factors

BancorpRI’s directors and executive officers have financial interests in the merger…page 26

1.                                      We note your disclosure that you entered into an employment letter agreement with Mark J. Meiklejohn.  Please file this agreement as an exhibit to your registration statement or please tell us why you are not required to do so.

Response 1:                                In response to the Staff’s comment, the Company has filed the employment letter agreement with Mark J. Meiklejohn as Exhibit 10.3 to Amendment No. 2.

Material Federal Income Tax Consequences, page 93

2.                                      We note that you have filed a long form tax opinion of Goodwin Procter LLP and a short form tax opinion of Hinckley, Allen and Snyder LLP.  Please revise to do the following:

•                  Remove your disclosure that this section is the tax opinion of Goodwin Procter.  Goodwin Procter’s tax opinion is contained in Exhibit 8.1.

•                  Delete the sentence in the first paragraph that says that the tax discussion set forth below is included for general information only.  Since Hinckley, Allen and Snyder is using this section as its tax opinion, this disclaimer of responsibility is not appropriate.

•                  File a revised Exhibit 8.2 that states clearly that the discussion in this section is the opinion of Hinckley, Allen and Snyder.

Response 2:                                In response to the Staff’s comment, the Company has included a long form tax opinion from Hinckley, Allen & Snyder LLP, counsel to BancorpRI, as Exhibit 8.2 to Amendment No. 2.  As a result, the Company has deleted the language in the first paragraph of the section entitled “Material Federal Income Tax Consequences” stating that the disclosure in this section is the tax opinion of Goodwin Procter LLP and Hinckley, Allen & Snyder LLP.

Where You Can Find More Information, page 119

3.                                      Please revise the table on page 120 to incorporate by reference your Annual Report on Form 10-K/A amended on July 13, 2011.

Response 3:                                In response to the Staff’s comment, the Company has revised the table appearing on page 120 of Amendment No. 2 to incorporate by reference the Company’s Annual Report on Form 10-K/A filed on July 13, 2011.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-8311 or William P. Mayer at (617) 570-1534.

Very truly yours,

/s/ Lisa R. Haddad

Lisa R. Haddad

cc:	Paul R. Bechet, Brookline Bancorp, Inc.
William P. Mayer, Esq., Goodwin Procter LLP
Margaret D. Farrell, Esq., Hinckley, Allen & Snyder LLP